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                         THE HIBERNIA SAVINGS BANK
              1989 STOCK PURCHASE PLAN FOR DIRECTORS, OFFICERS,
                        EMPLOYEES, AND CERTAIN PLANS

ARTICLE 1 -- PURPOSES

    The Hibernia Savings Bank Stock Purchase Plan for Directors, Officers, Employees, and Certain Plans (hereinafter referred to as "the Plan") is intended to provide a continuing source of additional capital for the Bank, without the expense of underwriting costs, and a method whereby directors, officers, employees, and certain plans (all of which are hereinafter referred to as "Plan Participants") of The Hibernia Savings Bank (hereinafter referred to as "the Bank") will have an opportunity to acquire a proprietary interest in the Bank through the purchase of shares of the Common Stock of the Bank.

ARTICLE 2 -- ELIGIBILITY

    All directors of the Bank shall be eligible to participate in the Plan.

    All officers of the Bank shall be eligible to participate in the Plan.

    All employees of the Bank who have completed 12 months employment with the Bank, who are employed by the Bank on a full time basis, and who are at least 21 years old shall be eligible to participate in the Plan.

    All Bank-sponsored employee benefit and retirement plans shall be eligible to participate in the Plan. All

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self-directed retirement plans for the benefit of directors, officers, and qualified employees of the Bank shall be eligible to participate in the Plan.

ARTICLE 3 -- STOCK SUBJECT TO THE PLAN

    Shares shall be made available for purchase under the Plan from authorized, unissued or reacquired Common Stock, up to an aggregate limit of 100,000 shares of Common Stock.

ARTICLE 4 -- RESTRICTIONS ON STOCK PURCHASED UNDER THE PLAN

    The Plan Administrator may, in his discretion, require as a condition to any purchase of stock under the Plan that the Plan Participant shall have represented inform and substance satisfactory to the Plan Administrator that it is his, her, or its intention to purchase only for investment the shares then being purchased.

    All shares of stock purchased under the Plan must be held by the Plan Participant and may not be sold, traded, or otherwise disposed of for a period of one year following purchase, unless the Plan Participant ceases to hold his, her, or its position with the Bank or unless the Bank is not the surviving entity in a merger, acquisition, or other transaction.

    No Plan Participant may purchase in the aggregate more than 25,000 shares of Common Stock through the Plan without the prior approval of the Board of Directors by a two thirds vote, with the exception of Bank-sponsored employee benefit and retirement plans.


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ARTICLE 5 -- NO TRANSFER OF RIGHTS

    A Plan Participant's rights under the Plan are his, hers, or its alone, and may not be transferred or assigned to another person or entity.

    Stock purchased under the Plan will be issued only in the name of the Plan Participant or jointly in the name of the Plan Participant and another person at least 21 years old who is related to the Plan Participant as spouse, child, or parent.

ARTICLE 6 -- PROCEDURE FOR PURCHASING STOCK

    The purchase price shall be the closing bid price of the Common Stock on the business day preceding the Purchase Date as quoted on the NASDAQ National Market System, or if there are no transactions in the Common Stock on a given business day, on the nearest preceding day on which a transaction occurred.

    Purchases shall be accomplished by delivering to the Plan Administrator notice in writing of the intent to purchase and the number of shares being purchased together with payment in form satisfactory to the Plan Administrator in an amount representing the number of shares purchased multiplied by the purchase price per share. Each business day the purchase price shall be fixed to that of the closing bid price on the preceding business day as aforesaid.

    Purchases under the Plan must be for a minimum of 25 shares. No fractional shares will be issued under the Plan.

ARTICLE 7 -- ADMINISTRATION OF THE PLAN

    The President of the Bank shall administer the Plan as Plan Administrator and shall keep a record of all stock purchased


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under the Plan. The Executive Committee of the Board of Directors shall supervise the administration of the Plan. The interpretation and construction of any provision of the Plan shall be in the first instance by the Plan Administrator, and in the second instance by the Executive Committee, subject at all times to the final approval of the Board of Directors. The Board of Directors may from time to time vote to adopt such rules and regulations for carrying out the Plan as it may deem best.

ARTICLE 8 -- AMENDMENT AND TERMINATION OF PLAN

    The Board of Directors may be a two-thirds vote amend or terminate the Plan, or suspend its operation for a definite or indefinite period of time. The Plan will terminate when all shares allocated have been purchased.

ARTICLE 9 -- USE OF FUNDS

    The proceeds received by the Bank from the sale of Common Stock pursuant to the Plan will be used for general corporate purposes.

ARTICLE 10 -- GOVERNMENTAL REGULATION

    The Bank's obligations under the Plan are subject to any governmental authorization required.

ARTICLE 11 -- TAX

    The Plan is not intended to be a qualified plan under the Internal Revenue Code. Plan Participants are advised to consult their personal tax advisors.


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